EXHIBIT 12

COCA-COLA ENTERPRISES INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Three Months Ended		Six Months Ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Computation of Earnings:
Income before income taxes	$381	$417	$405	$479
Add:
Interest expense	156	153	304	306
Amortization of capitalized interest	—	—	1	1
Amortization of debt premium/discount and expenses	5	4	10	8
Interest portion of rent expense	18	12	34	28
Earnings as adjusted	$560	$586	$754	$822

Computation of Fixed Charges:
Interest expense	$156	$153	$304	$306
Capitalized interest	1	1	2	2
Amortization of debt premium/discount and expenses	5	4	10	8
Interest portion of rent expense	18	12	34	28
Fixed charges	$180	$170	$350	$344

Ratio of Earnings to Fixed Charges (A)	3.12	3.44	2.15	2.39

(A) Ratios were calculated prior to rounding to millions.